
Mailstop 4628

October 7, 2015

Via E-mail
Mr. Thomas Rajan
Chief Financial Officer
Rex Energy Corporation
366 Walker Drive
State College, Pennsylvania 16801

Re: **Rex Energy Corporation**
        Form 10-K for the Fiscal Year ended December 31, 2014
        Filed March 2, 2015
        Response Letter Dated September 23, 2015
        File No. 1-33610

Dear Mr. Rajan:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Properties, page 31

Estimated Proved Reserves, page 33

Proved Undeveloped Reserves, page 34

1.   We note that you are proposing to include disclosure in future filings when development plans materially deviate from previously disclosed development plans, of a list of factors considered in your efforts to align development plans and capital expenditures. However, we believe that meaningful disclosure would include specific details and rationale related to the particular changes to development plans that are material, including details sufficient to understand the underlying factor and how it had changed since adopting your

initial development plans; it should be clear why you believe your revised development plans are reasonably certain to be executed according to the new plan, if this is your view.

2. We note your response explaining that the increases in development costs for years after 2015, compared to the future expenditure plans outlined in your 2013 report, are primarily related to the increase in PUD locations booked during 2014. Please tell us the extent to which reserves and locations that had been scheduled for development during 2015, in your 2013 reserve report, were scheduled for development in years other than 2015 in your 2014 reserve report, and explain your particular rationale for those locations and reserves for which the development plans have changed. Please also tell us the specific prices used at December 31, 2014 in scheduling future development (i.e. NYMEX strip prices, or other future price expectations), and explain how your expectations for future commodity prices guide the initial scheduling and subsequent rescheduling of your development plans.

3. We note you have calculated the effects that using spot commodity prices on February 1, 2015, rather than the trailing twelve-month average price at December 31, 2014, would have had on your reserves, development plans and expenditure capital, while holding other factors constant, and these effects appear to be material. However, you state that since your analysis does not contemplate change in other factors, you do not believe disclosure quantifying these effects would be meaningful to investors. Unless you have sufficient knowledge of offsetting change in the other factors and have concluded and are proposing to disclose that it is not reasonably possible for the combined effects of the change in prices and these other factors to be material, we believe that you should disclose the quantifying information outlined in your reply to comply with Item 303 of Regulation S-K.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources